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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               Penn Octane Corp.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   707576 10
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

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SCHEDULE 13G

CUSIP No. 707576 10                                            Page 2 of 4 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Jerome B. Richter
          S.S.#: ###-##-####

2    Check the Appropriate Box If a Member of a Group
                              a.  / /
                              b.  /x/

3    SEC Use Only

4    Citizenship or Place of Organization

          United States

               5    Sole Voting Power
  Number of              4,000,000 (1)
   Shares
Beneficially   6    Shared Voting Power
  Owned By               -0-
    Each
  Reporting    7    Sole Dispositive Power
   Person                4,000,000 (1)
    With
               8    Shared Dispositive Power
                         -0-

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          4,000,000

10   Check Box If the Aggregate Amount in Row (9)
     Excludes Certain Shares    / /

11   Percent of Class Represented By Amount in Row 9

          53.44%

12   Type of Reporting Person

          IN

- ---------------
(1) Assumes the exercise by the Reporting Person of 2.3 million warrants currently exercisable into 2.3 million shares of common stock.

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                                 SCHEDULE 13G
Item 1.

     The Issuer is Penn Octane Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 900 Veterans Blvd., Suite 510, Redwood City, California 94063

Item 2.

     The name of the filer is Jerome B. Richter (the "Reporting Person"). The Reporting Person resides at 26280 Dori Lane, Los Altos Hills, California 94022, and is a citizen of the United States. This Statement on Schedule 13G (the "Schedule 13G") relates to shares of the Common Stock, par value $.01 per share (the "Shares") of the Issuer which have a CUSIP Number of 707576 10.

Item 3.

     Not Applicable.

Item 4.  Ownership

(a) The Schedule 13G relates to 4,000,000 Shares beneficially owned by the Reporting Person of which 2,300,000 Shares are represented by warrants (the "Warrants") exercisable into Shares until 4/13/97 at an exercise price of $1.25.

(b) The Reporting Person's 4,000,000 Shares constitute approximately 53.44% of the issued and outstanding Shares.

(c) The Reporting Person has sole voting power and dispositive power with respect to 1,700,000 Shares. In addition the Reporting Person has dispositive powers over the Warrants; and, assuming exercise of the Warrants by the Reporting Person, the Reporting Person would have sole voting power and dispositive power over the Shares into which the Warrants were exercised.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classifications of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                                  Page 3 of 4

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 11, 1996

                                      Jerome B. Richter

                                      /s/ Jerome B. Richter
                                      -----------------------


                                  Page 4 of 4